JFB CONSTRUCTION & DEVELOPMENT

Filed pursuant to Rule 433 of the
Securities Act of 1933, as amended
Issuer Free Writing Prospectus dated January 24, 2025
Relating to the Preliminary Prospectus dated January 23, 2025
Registration Statement File No. 333-283106



Disclaimer

This Presentation has been prepared by JFB Construction Holdings (the "Company," "us," "we," "our" and words of like import) solely for informational purposes based on our own information, as well as information from public sources. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, and we are responsible for such information. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under "Risk Factors." in the Registration Statement. These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

No securities regulatory authority has expressed an opinion about the securities discussed in this Presentation and it is a criminal offense to claim otherwise. *The information contained herein does not purport to be all-inclusive. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice.*

The Company has filed a registration statement, including a prospectus, on Form S-1 (File Number: 333-283106) (the "Registration Statement") with the Securities and Exchange Commission (the "SEC") in connection with the initial public offering to which this communicate relates. The information in this Presentation is qualified in its entirety by reference to the Registration Statement. This Presentation should be read together with the prospectus included in that Registration Statement, which can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/2024306/000149315225003348/forms-1a.htm. We can give no assurance that the public offering will be completed on the terms set out in the Registration Statement, if at all. Before you invest, you should read the prospectus in that Registration Statement and other documents we have filed with the SEC for more complete information about us and the proposed offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, we, any underwriter or dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Kingswood Capital Partners, LLC, by telephone call at (516) 961-0505, mail at 7280 W Palmetto Park Rd. Suite 301, Boca Raton, FL 33433, or e-mail at lciervo@kingswoodus.com.

Forward-Looking Statement

This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts contained in this presentation, including statements regarding JFB Construction Holdings (the "Company's," "or "JFB") strategy, future, operations, future financial position, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," believe," "continue," "could," depends," "estimate," "expect," intend," "may," ongoing," "plan," "potential," "predict," project," "target," "should," "will," "would," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company may not actually achieve the plans, intentions, or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. In addition, the forward-looking statements included in this presentation represent the Company's view of the date of this presentation. Subsequent events and developments may cause the Company's views to change. Except as required by applicable law, we undertake no duty to update any of these forward-looking statements after the date of this presentation or to conform these statements to actual results or revised expectations.

This presentation shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or other jurisdiction. The Company's securities may only be sold pursuant to an effective registration statement filed with the SEC.

The Company has filed with the SEC a registration statement of Form S-I (File Number: 333-283106) including a prospectus for the offering to which this Presentation relates, but the registration statement has not been declared effective. Before you invest, you should read the prospectus in the registration statement, including the "Risk Factors" set forth therein, and the documents filed as exhibits to the registration statement for more complete information about the Company and the offering.

This presentation contains proprietary information that is the property of the Company. Neither this presentation nor the proprietary information contained herein shall be published, reproduced, copied, disclosed or used for any other purpose, other than the review and consideration of this presentation.

EXECUTIVE SUMMARY

JFB Construction is a commercial real estate contractor and residential real estate developer headquartered in Palm Beach County, Florida





Our clients have included franchisors and franchisees for national, fast expanding brands, including Massage Envy, Planet Fitness, V/O Medspa, Arby's, Starbucks and more

Now, JFB Construction is preparing to go public to help catalyze our ambitious growth plan

Operational Segments

We currently operate in three distinct business segments:

Commercial Construction

Residential Construction

Real Estate Development

Each segment offers distinct opportunities for growth and presents unique challenges that JFB Construction navigates

We provide a comprehensive range of services within the construction and development industries for both the residential and commercial segments

Currently, we have thirty construction projects, which includes twenty-four projects actively under construction or another six under contract awaiting permitting or similar impediments. These projects further consist of twenty-four commercial projects and six residential projects, which includes one larger scale real estate development project

Commercial Construction

- From ground-up developments to renovations and tenant improvements, we specialize in delivering high-quality commercial construction projects across various commercial sectors
- This segment encompasses a wide range of projects, including office buildings, retail centers, hospitality establishments, and industrial facilities
- Our commercial segment includes two divisions, a franchise construction division and a general commercial construction division, represents a significant portion of JFB Construction's revenue
- These projects range in size from approximately 1,500 square foot projects to over 30,000 and are generally completed in less than four months
- Leveraging years of experience, our team of professionals is adept at understanding the unique requirements of numerous franchise systems and national brands for our clients
- Our collaborative approach and dedication to client satisfaction have positioned us as preferred builders within the franchise industry for highly valuable and recognizable corporate brands, allowing us to build lasting partnerships with franchisees and national brands alike


planet fitness


Arby's

Residential Construction

- With a focus on quality craftsmanship, we undertake residential construction and development projects that prioritize modern living spaces and contribute to vibrant communities

- With the increasing demand for housing driven by population growth and urbanization, the residential development segment presents business opportunities for JFB Construction

- JFB aims to capitalize on the increased GDP and population migration in Florida, which is drawing new residents because of its warmer climate, robust labor market and lack of state income tax, due to increased need for housing

- We also cater to affluent clients seeking bespoke residences and state of the art equestrian amenities in South Florida. Within this segment, we excel at creating custom-designed homes and remodels that embody elegance, functionality, and the latest in luxury living standards

- Our expertise in residential construction includes home remodels, luxury single-family homes and equestrian facilities. We are committed to meeting the evolving needs of homeowners and developers by delivering innovative and sustainable housing solutions





Real Estate Development

- Management believes that an increased focus on larger multi-family residential developments, such as condominiums and townhouses, will help JFB to continue to grow and increase its revenue

- Projects such as our completed 44-unit multi-story residential apartment complex and our recent agreement as the general contractor for a 79-unit townhome development with an additional community clubhouse, will help our future success because such projects offer the opportunity to participate in larger construction projects that have an opportunity to yield greater revenues

- We believe being a public company, with increased access to capital and potentially debt financing, will help enable our company to invest in real estate development that are more capital intensive

- Real estate development provides revenue opportunities for the Company through various channels, including the sale of developed properties, leasing income, and property management fees. We can also maximize profits by using efficient control of all aspects of construction projects via our in-house development team

- While still aspirational in nature, the Company's strategic plan includes investing in real estate development projects directly as the developer or through joint ventures, which offer both attractive opportunities and notable challenges





EXECUTIVE SUMMARY
A Record of Success

We have undertaken projects in 36 states

JFB contracting projects total over 2 million sf of commercial space

We have built or remodeled hundreds of locations for major franchises including European Wax Center, Massage Envy, Planet Fitness, and Save-A-Lot

We generated more than $32 million in 2023 revenue


planet fitness
STOP
Save a lot
food stores
now open!

Why Now?

Going public enables JFB Construction to benefit from an extremely favorable macro environment

Being publicly traded signals financial strength, transparency, and long-term stability, qualities highly valued by clients, investors, and partners

Management expects that recognition as a public entity will significantly enhance JFB Construction's credibility in the industry, opening doors to new strategic business opportunities and increasing its ability to secure new construction projects

This elevated status can differentiate JFB from privately held competitors, making it more attractive to developers, government agencies, and corporations seeking reliable contractors for major projects

It may lead to a broader client base, increased project awards, and preferred contractor status on larger, high-profile developments


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As a public company, JFB is in a stronger competitive position **to grow.**

- **We improve our bonding ability by going public**
- **Larger projects want contractors to be fully-bonded and accountable, so they can be assured that projects will be completed as agreed**

OUR RESIDENTIAL REAL ESTATE STRATEGY

- Commercial contracting has been the backbone of JFB Construction, but we expect to expand our footprint as a residential developer
- JFB has begun expanding its real estate development operations by being the general contractor on low rise apartment and townhome developments projects
- We intend to focus is on apartment complexes and townhouses, with a potential shift to mixed-use buildings, hotels and commercial properties in the future as our business expands and new opportunities are presented



This can create powerful advantages for JFB and greater value for shareholders

As a developer, we will have control of all aspects of construction projects, allowing us to control costs and timelines

OUR DEVELOPMENT MODEL

JFB's owners have created a townhome model that delivers maximum value

Currently, JFB is in the process of creating one residential development in Florida and has **one more scheduled to begin construction in 2025**, that consists of 79 townhomes

- **This model focuses on "B plus" grade housing designed to be affordable, yet also well-made**
- **As an integrated company, we can value engineer all parts of the process, choosing the best components and most refined looks within our price category**
- **As contractor, developer, and property manager, we can exert control over every aspect of the operation and deliver full shareholder value**



OUR DEVELOPMENT MODEL

We will begin by building additional developments as a public company in Florida, a market that is in urgent need of affordable housing given recent population inflows

We will then export this model across the United States.



Executive Officers



Joseph Basile, III

CEO/President, Secretary and Chairman of the Board of Directors

Joseph F. Basile, III is a third generation developer and general contractor with over a decade of experience in construction and development, land acquisition and other entrepreneurial ventures. He founded JFB Construction & Development Inc. in 2014 and has overseen the company's growth from its inception, gaining extensive experience by performing various roles within the organization. Mr. Basile has led business development initiatives and ensured operational efficiency by collaborating with specialists in accounting, legal matters, and various other trades. Mr. Basile has been a state certified general contractor in over 31 states, including Florida, Georgia, North Carolina and Tennessee. As a licensed general contractor in multiple states, he has demonstrated his capability and reliability in navigating through complex systems such as logistics, compliance, and regulatory frameworks. His leadership is characterized by a pragmatic approach and a commitment to continuous improvement



Ruben Calderon, CPA

CFO

Ruben Calderon is a certified public accountant with over a decade of experience in accounting, bookkeeping, payroll and tax services. Beginning in November 2022, Mr. Calderon became the Chief Financial Officer of JFB Construction & Development Inc., and he became the Chief Financial Officer of the Company upon its formation. From 2014 to 2020, he was the co-owner of RC Tax Services, which provides tax preparation and filing, bookkeeping, and payroll services. Mr. Calderon has been treasurer of the Town of Poughkeepsie Cal Ripken baseball league and is currently co-treasurer of the Okeeheelee Cal Ripken baseball league. He also offers tax services, tax consulting, bookkeeping and payroll services to clients in his community. Mr. Calderon received his Bachelor's in Accounting from the City University of New York in 2006 and his Master's in Accounting from Baruch College in 2012.

Non-Executive Directors

Bjarne Borg
Independent Director

Executive Chairman of Index Investment Group, co-founded the firm in 1998 and has over 35 years of experience managing start-ups and multinational corporations. His leadership has driven the development of over 9,000 multifamily units and 7,000,000 square feet of industrial and commercial buildings. Borg's expertise spans real estate, renewable energy, disruptive equity investments, and public markets, with notable service on advisory boards for major banking institutions.

Christopher Melton
Independent Director

Specialist land acquisition advisor with SVN since 2019, has a wealth of experience in land acquisition, real estate investment, and development. He co-founded Callegro Investments, LLC, invests in distressed master-planned communities, and has a strong background in managing significant investment portfolios and serving on the boards of multiple companies.

David Clukey
Independent Director

Sr. Director of Business Development at Immersive Wisdom, Inc., has a rich background in strategic leadership and business development. He has generated over $10,000,000 in new business at ServiceNow, Inc., and has a distinguished military career as a Special Forces Officer. His experience in managing large-scale budgets and assets, alongside his academic credentials, showcases his ability to drive strategic initiatives and complex projects.

Nelson Garcia
Independent Director

Managing Partner at RARE CRE, LLC, has extensive experience in real estate private equity and investment banking, having led acquisitions, developments, and financings of over 2,000,000 square feet of commercial, multifamily, and hospitality projects. He co-founded multiple companies in capital markets, consulting, and technology, and is a Florida-licensed real estate broker dedicated to expanding homeownership opportunities.

Jamie Zambrana
Director

Executive Managing Partner of RARE CRE, LLC, co-founded the firm in 2014 and has managed over $3,000,000,000 in closed real estate transactions. His extensive expertise spans capital markets, commercial real estate investments, and note sales, supported by previous leadership roles at US Debt Ventures and Veriloquent Family Offices, and a strong foundation in investment banking.

Miklos "John" Gulyas
Director

Owner and CEO of 2v Consulting LLC, has over 13 years of entrepreneurial experience across franchise, business consulting, and beverage industries. He has driven innovation as Chairman of Safety Shot, Inc., and demonstrated commitment to franchise development with his leadership roles at V/O Med Spa LLC and European Wax Center.

Financial Summary, 2022-Present

YEAR	2022	2023	09.30.2024
Sales	$24,195,212	$32,366,003	$15,968,735
COGS	$19,574,462	$25,095,042	$12,746,503
Gross profit	$4,620,750	$7,270,961	$3,222,232
% of Sales	19.10%	22.46%	20.18%
NET INCOME	$2,467,266	$4,145,762	($230,058)
% of Sales	10.20%	12.82%	1.44%

Offering Summary

Issuer	JFB Construction Holdings
Listing/Symbol	Nasdaq Capital Markets/JFB
Expected Offering Size	$5,156,250
Expected Price	$4.125 per Unit (defined below)
Securities Offered	1,250,000 units, each consisting of one share of our class a common stock, and one non-tradeable warrant to purchase one share of class a common stock at an exercise price of $5.50 per share, exercisable until the fifth anniversary of the issuance date.
Use of Proceeds	We intend to use the proceeds from this Offering for (i) business development and expansion, (ii) purchasing equipment and materials, (iii) strategic investment into real estate and complimentary entities (iv) recruitment of talent personnel, and (v) general working capital.
Over-Allotment	15% or 187,500 additional units
Lead Managing Underwriter	Kingswood Capital Partners, LLC

Capitalization

The below table represents our capitalization prior to our IPO

Name of Shareholder	Class A Common Shares Held	Class B Common Shares Held
Joseph F. Basile, III	365,000	4,000,000
The Basile Family Irrevocable Trust	3,250,000	-
Javier Landino	25,000	-
Chartered Services LLC	360,000	-
Totals	4,000,000	4,000,000
Total Authorized Shares:	200,000,000	
Common Stock Authorized:	190,000,000	
Class A Common Authorized:	186,000,000	
Class B Common Authorized:	4,000,000	
Preferred Stock Authorized:	10,000,000	
Issued and Outstanding Common Shares:	8,000,000	
Issued and Outstanding Class A Common Shares:	4,000,000	
Issued and Outstanding Class B Common Shares:	4,000,000	
Issued and Outstanding Preferred Shares:	-	
Remaining Authorized:	192,000,000	
Shareholders of Record:	4	

The below table represents our expected capitalization immediately following the IPO

Name of Shareholder	Class A Common Shares Held	Class B Common Shares Held
Joseph Basile	365,000	4,000,000
The Basile Family Irrevocable Trust	3,250,000	-
Javier Landino	25,000	-
Chartered Services LLC	360,000	-
S-1 Investors	1,250,000	
Totals	5,250,000	4,000,000
Total Authorized Shares:	200,000,000	
Common Stock Authorized:	190,000,000	
Class A Common Authorized:	186,000,000	
Class B Common Authorized:	4,000,000	
Preferred Stock Authorized:	10,000,000	
Issued and Outstanding Common Shares:	9,250,000	
Issued and Outstanding Class A Common Shares:	5,250,000	
Issued and Outstanding Class B Common Shares:	4,000,000	
Issued and Outstanding Preferred Shares:	-	
Remaining Authorized:	190,750,000	
Shareholders of Record:	N/A	

Contact Us:

Issuer:
JFB Construction Holdings
Tele: (561) 644- 1887
Email: joe@jfbconstruction.net
Address:
1300 S. Dixie Hwy., Suite B
Lantana, FL 33462

Underwriter:
Kingswood Capital Partners LLC
Brian Herman (Senior Managing Director)
Email: bherman@kingswoodus.com
Tele: 561-702-4331
Lisa Ciervo (Syndicate/Administration)
Email: lciervo@kingswoodus.com
Tele: 954-593-7859